SC
No Act
P.E. 1-5-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

07047093

February 12, 2007

Cornelius M. Courtney
Associate General Counsel
Office of the General Counsel
NYSE Group, Inc.
11 Wall Street
New York, NY 10005

FEB 2 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2007

Re: NYSE Group, Inc.
Incoming letter dated January 5, 2007

Dear Mr. Courtney:

This is in response to your letter dated January 5, 2007 concerning the shareholder proposal submitted to NYSE Group by Evelyn Y. Davis. We also have received a letter from the proponent dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Evelyn Y. Davis
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, DC 20037

Cornelius M. Courtney
Associate General Counsel
Office of the General Counsel

NYSE Group

NYSE Group, Inc. | 11 Wall Street
New York, New York 10005
t 212.656.5932 | f 212.656.8101
ccourtney@nyse.com

RECEIVED
2007 JAN -8 PM 12: 53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 5, 2007

<u>VIA FEDERAL EXPRESS AND E-MAIL (CF@SEC.GOV)</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: NYSE Group, Inc.
Commission File No. 001-32829
<u>Omission of Shareholder Proposal – Rule 14a-8</u>

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), NYSE Group, Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement for the Company's 2007 annual meeting a proposal (the "Proposal") that Mrs. Evelyn Davis submitted by letter dated December 1, 2006 and that the Company received on December 1, 2006.

The Proposal requests that the Company ". . . issue a stock certificate of ownership of NYSE Group shares to any shareholder who requests it and upon payment of a reasonable fee . . ." As set forth in more detail below, the Company proposes to exclude the Proposal from its 2007 proxy materials under Rule 14a-8(i)(7). We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(i)(7), the Company omits the Proposal from its 2007 proxy materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed herewith are six copies of the Proposal, marked as <u>Exhibit A</u>. Further enclosed pursuant to Rule 14a-8(j) are six copies of this letter. By copy of this letter and accompanying material, the Company is notifying Mrs. Davis, pursuant to Rule 14a-8(j), of its intention to omit the Proposal from its 2007 proxy materials.

<u>The Proposal Relates to Ordinary Business Operations</u>

Rule 14a-8(i)(7) permits companies to exclude shareholder proposals dealing "with a matter relating to the company's ordinary business operations." The Commission favors such a principle because "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight", and because it is inefficient for shareholders to "micro-manage" complex issues about which they, as a group, would be unable to make informed judgments. *See Exchange Act Release No. 40,018* (May 21, 1998). Proposals that address "sufficiently significant social policy issues," such as significant discrimination matters, are not excludable because they transcend matters of daily business. *See id.* The Commission directs that, in this context, the term "ordinary" refers to core business matters, and should not be given its plain-language meaning. *See id.*

The decision of the Company not to issue paper stock certificates, but rather to use a book entry system for registered holders, is an ordinary course business matter of the type Rule 14a-8(i)(7) contemplates. Section 158 of the Delaware General Corporation Law permits Delaware corporations, such as the Company, to issue shares in uncertificated form and reserves the determination of whether to do so, not to the stockholders, but specifically to a company's board of directors. In addition, the use of book entry accounts by the Company is consistent with the Commission's approval of the request by the New York Stock Exchange (the "NYSE") for a rule change to amend Section 501.01 of the NYSE Listed Company Manual. This rule change allows a listed company to issue securities in dematerialized or completely immobilized form. *See Exchange Act Release No. 46282* (July 30, 2002).

The Staff has previously found that a similar proposal regarding a request by a shareholder for the issuance of paper stock certificates was inappropriate for inclusion in proxy materials because such a matter was related to the company's ordinary course business operations. *See AT&T Corp.* (Jan. 7, 2005). Moreover, the Staff has indicated in other no-action letters that the administration of a company's securities issuances is not a matter appropriate for the shareholder proposal process. *See, e.g., AT&T Corp.* (Jan. 30, 2001) (proposal to remove AT&T's transfer agent); *Lucent Technologies, Inc.* (Nov. 2, 1998) (proposal to bring all stockholder relation functions in house); *Dow Jones & Co., Inc.* (Jan. 4, 1996) (proposal to remove trustee of a dividend reinvestment plan and as registrar and transfer agent); and *Ford Motor Co.* (Mar. 28, 2000) (proposal to institute stock buy back).

Action Requested

The Company believes that it may properly omit the Proposal from its 2007 proxy materials pursuant to Rules 14a-8(i)(7) for the reasons set forth above. The Company hereby requests confirmation that the Staff will not recommend enforcement action if the Company so omits the Proposal in reliance on such provision. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted from its 2007 proxy materials, the Company requests the opportunity to confer with the Staff prior to the issuance of its position. In addition, the Company would be pleased to provide the Commission with such further information regarding the matters that are the subject of the Proposal as the Staff may request.

* * *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 656-5932. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the attached stamped reply envelope.

Very truly yours,

Enclosures

cc: Mrs. Evelyn Y. Davis
Highlights and Lowlights
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

Exhibit A

Please see attached letter dated December 1, 2006

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING - SUITE 215
2600 VIRGINIA AVE., N.W.
WASHINGTON, D.C. 20037

(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

Fax (212) 656-5595

December 1,2006

John Thain, CEO
NEW YORK STOCK EXCHANGE GROUP
NYC

Dear John:

This is a formal notice to the management of NYSE GROUP that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2007. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of NYSE GROUP recommend that the Board of Directors take the necessary steps to issue a stock certificate of OWNERSHIP of NYSE GROUP shares to any shareholder who requests it and upon payment of a reasonable fee is so requested."

REASONS:

"At this time NYSE GROUP has seen fit to refuse this request, COMPELLING shareholders to accept so-called 'book entry' only. Book-entry ownership could be subject to identity theft and/or data theft. YOU are the owner of those shares, whether large or small. Besides, hackers can get into computers or even terrorists and destroy them."

"How would YOU like to have your co-op, condo, house or other ownerships in 'book entry' or YOUR marriage license, divorce papers or car ownership NOT in a certificate."

This "book entry" is only of benefit, to transfer agents, brokers, banks and corporations NOT to you as an owner. YOU are entitled to an ownership certificate to show PROOF !!!!!

"If you AGREE, please mark your proxy FOR this resolution."

I have been a long term owner of the predecessor Company (which became NYSTOCK EXCHANGE GROUP ARCHIPELAGO.) and of course I do plan to hold the stock for the rest of my life.

Sincerely,

Mrs. Evelyn Y. Davis

P.S. John: Please acknowledge receipt of this resolution YOURSELF.

CC: SEC in D.C.

Should you and the Board decide to adopt this proposal, Please let me know.

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

(202) 737-7755

January 8, 2007

Office of the Chief Counsel
Division of Corporate Finance
SEC
100 F Street, NE
Washington, DC 20549

Gentlemen: (and Ladies)

I received a letter today from my "FRIEND" John Thain, CEO of the NYSE Group re a request for a "No Action" letter re my proposal re paper stock certificates. In his cover letter John states "that his staff" is requesting this. The one behind this is the corporate secretary, a Mary Yeagar who John cannot and will not overrule and she used a male colleague to do the dirty work for her!!!!! That hurts me deeply. As you all know, John Thain was on the cover of Highlights and Lowlights of 2005 and I stated in there as well as to numerous media including CNBC, The Wall Street Journal as well as many many others "what a GREAT guy John was and that I was sure that the NYSE would become a role model of corporate democracy and I supported the NYSE acquisition of Archipelago (where I was a stockholder) provided that John would be the CEO." Some way to treat a friend heh!!! With a request for a No Action letter.

As to my resolution (enclosed) THIS IS NOT ORDINARY BUSINESS. No one should be compelled to use Book Entry. In no way am I stating or implying that there should NOT be a choice between the paper certificate or the Book Entry as they are trying to imply! I am merely asking for a choice as they are trying to make it look like I only want paper certificates, which as you can see is not the case. Give those who do not request it the Book Entry choice, but those who wish to receive a paper certificate UPON PAYMENT OF A REASONABLE FEE which will refute any argument they have about "cost". What is next, book entry only for your home, condo, co-op, car, marriage certificate, divorce papers etc.? That would be UNTHINKABLE. Book entry can be destroyed by hackers, even terrorists. One should have a PAPER CERTIFICATE in one's hands to PROVE ownership. But I am asking ONLY for a CHOICE – they are trying to twist it around. I am not asking to have paper certificates ONLY, just upon request!!!

If I am NOT upheld by the Staff, I am asking for a full review by the entire Commission. THIS ISN'T ORDINARY BUSINESS. Besides that, book entries can be used in IDENTITY THEFT. Shareholders should have a choice.

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

Copy to my "dear friend" John Thain (with a friend like this, who needs any enemies???)

P. S. The SEC Commissioners recently RULED on a related subject – Anyone upon request can receive a paper proxy. I attended that hearing at SEC headquarters. The Commission unanimously ADOPTED THAT related issue.

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING - SUITE 215
2600 VIRGINIA AVE., N.W.
WASHINGTON, D.C. 20037

(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

December 1, 2006

Fax (212) 656-5595

John Thain, CEO
NEW YORK STOCK EXCHANGE GROUP
NYC

Dear John:

This is a formal notice to the management of NYSE GROUP that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2007. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of NYSE GROUP recommend that the Board of Directors take the necessary steps to issue a stock certificate of OWNERSHIP of NYSE GROUP shares to any shareholder who requests it and upon payment of a reasonable fee is so requested."

REASONS:

"At this time NYSE GROUP has seen fit to refuse this request, COMPELLING shareholders to accept so-called 'book entry' only. Book-entry ownership could be subject to identity theft and/or data theft. YOU are the owner of those shares, whether large or small. Besides, hackers can get into computers or even terrorists and destroy them."

"How would YOU like to have your co-op, condo, house or other ownerships in 'book entry' or YOUR marriage license, divorce papers or car ownership NOT in a certificate."

This "book entry" is only of benefit, to transfer agents, brokers, banks and corporations NOT to you as an owner. YOU are entitled to an ownership certificate to show PROOF !!!!!

"If you AGREE, please mark your proxy FOR this resolution."

I have been a long term owner of the predecessor Company which became NYSTOCK EXCHANGE GROUP (ARCHIPELAGO.)

Sincerely,

and of course I do plan to hold the stock for the rest of my life.

Mrs. Evelyn Y. Davis

P.S. John: Please acknowledge receipt of this resolution YOURSELF.

CC: SEC in D.C.

Should you and the Board decide to adopt this proposal, Please let me know.

John A. Thain
Chief Executive Officer

NYSE Group, Inc. | 11 Wall Street
New York, New York 10005
t 212.656.2800 | f 212.656.5595

NYSE Group

CEO in Name only
flunkies are
Running the
NYSE Group
Cannot or will
Not overrule
his flunky
the Corporate Secretary
a Mary Yeager
who is behind this

January 5, 2007

Mrs. Evelyn Y. Davis
Highlights and Lowlights
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

Dear Evelyn,

I hope you enjoyed a good holiday.

I am enclosing a letter from my legal staff to the SEC concerning your proxy proposal. As you can see, my staff requests confirmation from the SEC that we can omit this proposal from our 2007 proxy materials.

We have made a business decision that use of a book-entry system rather than issuing paper stock certificates is more efficient and in the best interests of the company. In fact, we recently requested and received SEC approval to amend our listed company rules to allow listed companies to issue securities in book-entry form.
(But NOT Mandatory)

I wish you a happy and healthy 2007.

Sincerely yours,

John A. Thain

Enclosure

Evelyn, I know this will not please you. Feel free to call me to discuss.
John

With friends like this
Who needs any enemies?

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING - SUITE 215
2600 VIRGINIA AVE., N.W.
WASHINGTON, D.C. 20037
(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

December 1, 2006

Fax (212) 656-5595

John Thain, CEO
NEW YORK STOCK EXCHANGE GROUP
NYC

Dear John:

This is a formal notice to the management of NYSE GROUP that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2007. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of NYSE GROUP recommend that the Board of Directors take the necessary steps to issue a stock certificate of OWNERSHIP of NYSE GROUP shares to any shareholder who requests it and upon payment of a reasonable fee is so requested."

REASONS:

"At this time NYSE GROUP has seen fit to refuse this request, COMPELLING shareholders to accept so-called 'book entry' only. Book-entry ownership could be subject to identity theft and/or data theft. YOU are the owner of those shares, whether large or small. Besides, hackers can get into computers or even terrorists and destroy them."

"How would YOU like to have your co-op, condo, house or other ownerships in 'book entry' or YOUR marriage license, divorce papers or car ownership NOT in a certificate."

This "book entry" is only of benefit, to transfer agents, brokers, banks and corporations NOT to you as an owner. YOU are entitled to an ownership certificate to show PROOF !!!!!

"If you AGREE, please mark your proxy FOR this resolution."

I have been a long term owner of the predecessor Company which became NY STOCK EXCHANGE GROUP (ARCHIPELAGO.) and of course I do plan to hold the stock for the rest of my life.

Sincerely,

Mrs. Evelyn Y. Davis

P.S. John: Please acknowledge receipt of this resolution YOURSELF.

CC: SEC in D.C.

Should you and the Board decide to adopt this proposal, Please let me know.

John A. Thain
Chief Executive Officer

CEO in Name only
Flunkies are
Running the
NYSE Group
Cannot or will
Not overrule
his flunky
the Corporate Secretary
a Mary Yaeger
who is behind this

NYSE Group

NYSE Group, Inc. | 11 Wall Street
New York, New York 10005
t 212.656.2500 | f 212.656.5595

January 5, 2007

Mrs. Evelyn Y. Davis
Highlights and Lowlights
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

Dear Evelyn,

I hope you enjoyed a good holiday.

I am enclosing a letter from my legal staff to the SEC concerning your proxy proposal. As you can see, my staff requests confirmation from the SEC that we can omit this proposal from our 2007 proxy materials.

We have made a business decision that use of a book-entry system rather than issuing paper stock certificates is more efficient and in the best interests of the company. In fact, we recently requested and received SEC approval to amend our listed company rules to allow listed companies to issue securities in book-entry form.
— (But NOT Mandatory)

I wish you a happy and healthy 2007.

Sincerely yours,

John A. Thain

Enclosure

Evelyn, I know this will not please you. Feel free to call me to discuss.
John

with friends like this
Who needs any enemies?

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NYSE Group, Inc.
Incoming letter dated January 5, 2007

The proposal recommends that the board take the necessary steps to issue a stock certificate to any shareholder who requests it and upon payment of a reasonable fee if so requested.

There appears to be some basis for your view that NYSE Group may exclude the proposal under rule 14a-8(i)(7), as relating to NYSE Group's ordinary business operations (i.e., decisions concerning the issuance of stock certificates). Accordingly, we will not recommend enforcement action to the Commission if NYSE Group omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END